

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2018

Cedric Francois, M.D., Ph.D
President and Chief Executive Officer
Apellis Pharmaceuticals, Inc.
6400 Westwind Way, Suite A
Crestwood, KY 40014

   Re: Apellis Pharmaceuticals, Inc.
    Draft Registration Statement on Form S-1
    Submitted April 3, 2018
    CIK No. 0001492422

Dear Dr. Francois:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at (202) 551-5019 with any questions.

           Division of Corporation Finance
           Office of Healthcare & Insurance

cc: Stuart M. Falber, Esq.